# STATEMENT OF INVESTMENTS

**Dreyfus Liquid Assets, Inc.**

**March 31, 2006 (Unaudited)**

| Negotiable Bank Certificate of Deposit--14.9% | Principal Amount ($) | | Value ($) |
|---|---|---|---|
| Bank of America N.A. | | | |
| 4.82%, 3/21/07 | 200,000,000 | a | 200,000,000 |
| First Tennessee Bank N.A. Memphis | | | |
| 4.57%, 4/3/06 | 20,000,000 | | 20,000,000 |
| Washington Mutual Bank | | | |
| 4.90%, 6/23/06 | 190,000,000 | | 190,000,000 |
| Wells Fargo & Co. | | | |
| 4.92%, 6/30/06 | 225,000,000 | | 225,000,000 |
| Wilmington Trust Co., DE (Yankee) | | | |
| 4.63%, 7/3/06 | 100,000,000 | | 100,000,000 |
| **Total Negotiable Bank Certificate of Deposit** | | | |
| (cost $735,000,000) | | | **735,000,000** |

| Commercial Paper--74.5% | | | |
|---|---|---|---|
| Abbey National North America LLC | | | |
| 4.57%, 4/4/06 | 200,000,000 | | 199,924,417 |
| Amstel Funding Corp. | | | |
| 4.92%, 6/27/06 | 224,738,000 | b | 222,098,452 |
| Amsterdam Funding Corp. | | | |
| 4.58% - 4.60%, 4/6/06 - 4/12/06 | 151,400,000 | b | 151,211,912 |
| Atlantis One Funding Corp. | | | |
| 4.71%, 7/3/06 | 200,000,000 | b | 197,613,000 |
| Barclays U.S. Funding Corp. | | | |
| 4.58%, 4/3/06 | 200,000,000 | | 199,949,500 |
| Bear Stearns Cos. Inc. | | | |
| 4.58% - 4.73%, 4/3/06 - 7/5/06 | 200,000,000 | | 198,750,278 |
| Beta Finance Inc. | | | |
| 4.63%, 7/6/06 | 56,500,000 | b | 55,818,987 |
| CAFCO LLC | | | |
| 4.58% - 4.60%, 4/6/06 - 4/12/06 | 215,000,000 | b | 214,840,308 |
| CHARTA LLC | | | |
| 4.58% - 4.60%, 4/6/06 - 4/12/06 | 190,000,000 | b | 189,826,610 |
| CRC Funding LLC | | | |
| 4.58%, 4/6/06 | 145,000,000 | b | 144,908,500 |
| Credit Suisse (USA) Inc. | | | |
| 4.62%, 7/5/06 | 43,000,000 | | 42,487,673 |
| Cullinan Finance Ltd. | | | |
| 4.72%, 6/23/06 | 120,545,000 | b | 119,258,216 |
| Daimler Chrysler Revolving Auto Conduit LLC | | | |
| 4.57%, 4/4/06 | 77,601,000 | | 77,571,641 |
| Danske Corp., Delaware | | | |
| 4.72%, 7/3/06 | 155,000,000 | | 153,148,073 |
| Gemini Securitization Corp., LLC | | | |
| 4.58%, 4/6/06 | 100,000,000 | b | 99,936,875 |
| Grampian Funding Ltd. | | | |
| 4.73%, 7/3/06 | 130,000,000 | b | 128,441,733 |
| Harrier Finance Funding Ltd. | | | |
| 4.59% - 4.60%, 4/5/06 - 4/6/06 | 122,000,000 | b | 121,936,406 |
| HSBC Bank USA N.A. | | | |
| 4.57%, 4/4/06 | 75,000,000 | | 74,971,625 |
| Intesa Funding LLC | | | |
| 4.79%, 5/10/06 | 175,000,000 | | 174,097,583 |
| Mane Funding Corp. | | | |
| 4.61% - 4.90%, 4/27/06 - 6/23/06 | 184,180,000 | b | 182,786,878 |
| Prudential Funding LLC | | | |
| 4.84%, 4/3/06 | 50,000,000 | | 49,986,556 |
| Sigma Finance Inc. | | | |
| 4.63%, 7/5/06 | 120,000,000 | b | 118,568,666 |
| Skandinaviska Enskilda Banken AB | | | |
| 4.56%, 4/4/06 | 100,000,000 | | 99,962,250 |
| Societe Generale N.A. Inc. | | | |
| 4.73%, 7/3/06 | 175,000,000 | | 172,902,333 |
| Solitaire Funding Ltd. | | | |
| 4.81%, 5/10/06 | 76,753,000 | b | 76,355,547 |
| Ticonderoga Master Funding Limited | | | |
| 4.65%, 4/10/06 | 25,189,000 | b | 25,159,844 |
| Toyota Motor Credit Corp. | | | |
| 4.57%, 4/5/06 | 78,000,000 | b | 77,960,740 |
| Variable Funding Capital Company, LLC | | | |
| 4.58%, 4/6/06 | 50,000,000 | b | 49,968,472 |
| Windmill Funding Corp. | | | |
| 4.92%, 6/29/06 | 50,000,000 | b | 49,399,250 |
| **Total Commercial Paper** | | | |
| (cost $3,669,842,325) | | | **3,669,842,325** |

**Corporate Notes--4.6%**

| | | |
|---|--:|--:|
| Harrier Finance Funding Ltd. | | |
| 4.82%, 11/15/06 | 75,000,000 a,b | 75,000,000 |
| Morgan Stanley | | |
| 4.66%, 4/3/06 | 150,000,000 a | 150,000,000 |
| **Total Corporate Notes** | | |
| (cost $225,000,000) | | **225,000,000** |

**Time Deposits--6.3%**

| | | |
|---|--:|--:|
| Branch Banking & Trust Co. (Grand Cayman) | | |
| 4.84%, 4/3/06 | 212,000,000 | 212,000,000 |
| State Street Bank and Trust Co., Boston, MA (Grand Cayman) | | |
| 4.87%, 4/3/06 | 100,156,000 | 100,156,000 |
| **Total Time Deposits** | | |
| (cost $312,156,000) | | **312,156,000** |

| | | |
|---|--:|--:|
| **Total Investments (cost $4,941,998,325)** | **100.3%** | **4,941,998,325** |
| **Liabilities, Less Cash and Receivables** | **(.3%)** | **(15,783,971)** |
| **Net Assets** | **100.0%** | **4,926,214,354** |

a    Variable rate security--interest rate subject to periodic change.

b    Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2006 these securities amounted to $2,301,090,396 or 46.7% of net assets.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.